UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    December 16, 2003         By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary


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                                                           EXTERNAL NEWS RELEASE
                                                                        03-25-TC


FOR IMMEDIATE RELEASE:   December 12, 2003


      TECK COMINCO EPA/LAKE ROOSEVELT NEWS CONFERENCE AUDIO CAST AVAILABLE

Vancouver, B.C. -- An Internet audio cast is now available featuring a Dec. 12, 2003 news conference with Doug Horswill, Teck Cominco Limited Senior Vice President, Environment and Corporate Affairs. He discusses the company's opposition to an order issued by the US Environmental Protection Agency against Teck Cominco Metals, a Canadian subsidiary operating in Trail, BC. The company says it will vigorously defend itself against any efforts by the EPA to enforce the order.

The audio cast and background material are available at WWW.TECKCOMINCO.COM.

                                     - 30 -




CONTACT: Tom Merinsky
         Director, Investor Relations
         604.685.3007



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        - TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com


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                                                           EXTERNAL NEWS RELEASE
                                                                        03-26-TC


FOR IMMEDIATE RELEASE:   December 15, 2003

                 NOTICE OF TECK COMINCO INVESTOR CONFERENCE CALL
                         RE.: U.S. EPA & LAKE ROOSEVELT

Vancouver, B.C. - Teck Cominco will hold an investor conference call with the financial community to review its position regarding the United States Environmental Protection Agency and Lake Roosevelt. Mr. Doug Horswill, Senior Vice President, Environment & Corporate Affairs will host the call and discuss the company's opposition to an order issued by the U.S. EPA.

 DATE & TIME: 11:00 AM EASTERN TIME, 8:00 AM PACIFIC TIME, WED. DEC. 17TH, 2003

To participate in the conference call, please dial 416.883.0139 (access code 87902#) approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after completion of the call and may be accessed by dialling 1.877.653.0545 (access code 208878).

A live audio webcast of the conference call will be available at Teck Cominco's website at WWW.TECKCOMINCO.COM. The webcast will also be archived at www.teckcominco.com.

Media are invited to attend on a listen-only basis and are asked to direct questions to Mr. Horswill separately by telephone.

Teck Cominco Limited is a diversified mining corporation, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and metallurgical coal and its diversified operations also produce significant quantities of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.


                                     - 30 -

For additional information please contact:

Tom Merinsky
Director, Investor Relations
604.685.3007



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        - TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com


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                                                           EXTERNAL NEWS RELEASE
                                                                        03-27-TC


FOR IMMEDIATE RELEASE:   December 16, 2003

                   TECK COMINCO ANNOUNCES AGREEMENT WITH CVRD
                             TO TEST CESL TECHNOLOGY

Vancouver, B.C. - Cominco Engineering Services Ltd. ("CESL") has entered into an agreement with Comphania Vale do Rio Doce ("CVRD") to operate the CESL Process pilot plant utilizing ore from the CVRD Alemao and Salobo properties. The pilot plant program will operate through February of 2004. In addition, CVRD has commissioned an independent engineering company to produce a feasibility study for a 10,000 tonne per year prototype CESL facility. Construction of the prototype plant is expected to be completed in mid 2006. The prototype plant is expected to be a precursor to full scale commercial operations utilizing the CESL process.

"The agreement with CVRD is an important milestone in the development and commercialization of the CESL process," said David Thompson, CEO of Teck Cominco Limited. "The prototype plant will provide an opportunity to scale up the CESL Process to larger volumes and demonstrate the commercial viability of this important new technology."

The CESL Process is a low capital and low operating cost, environmentally friendly, pressure leach copper extraction technology which provides very high overall recovery of copper.

CESL is a mining research and development group and is a wholly owned subsidiary of Teck Cominco Limited. Teck Cominco Limited is a diversified mining corporation, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and metallurgical coal and its diversified operations also produce significant quantities of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM and for CESL at WWW.CESL.COM

                                     - 30 -

For additional information please contact:

Tom Merinsky
Director, Investor Relations
(604) 685-3007


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        - TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com